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As filed with the Securities and Exchange Commission on October 16, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-1F

TENDER OFFER STATEMENT
PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

VICEROY EXPLORATION LTD.
(Name of Subject Company)

(Translation of Subject Company's name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

YAMANA GOLD INC.
(Bidder)

Common Shares, without par value
(Title of Class of Securities)

377903109
(CUSIP Number of Class of Securities (if applicable))

Jacqueline Jones
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5
Canada
(416) 815-0220
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copies to:

Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario, M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario, M5H 3C2 Canada (416) 869-5300

September 8, 2006
(Date tender offer first published, sent or given to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

  (a)
  Offer and Circular dated as of September 6, 2006, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

  (b)
  Notice of Extension dated October 14, 2006.

Item 2. Informational Legends

  (a)
  See page (iv) of the Offer and Circular dated as of September 6, 2006.(1)

  (b)
  See "Notice to Shareholders in the United States" in the Notice of Extension, dated October 14, 2006.

(1)
Previously filed with Yamana Gold Inc.'s Schedule 14D-1F filed on September 8, 2006.

I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has approved or disapproved, expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information in this document and it is an offence to claim otherwise.

October 14, 2006

NOTICE OF EXTENSION
by

YAMANA GOLD INC.
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of

VICEROY EXPLORATION LTD.
on the basis of 0.97 of a common share of
Yamana Gold Inc. for each
common share of Viceroy Exploration Ltd.

Yamana Gold Inc. ("Yamana" or the "Offeror") hereby gives notice that it is extending its offer dated September 6, 2006 (the "Original Offer"), to purchase, on and subject to the terms and conditions of the Original Offer, all of the outstanding common shares (the "Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), including any Viceroy Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby) upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. This notice of extension (the "Notice of Extension") extends the Original Offer to 5:00 p.m. (Toronto Time) on October 27, 2006.

ON OCTOBER 13, 2006, YAMANA TOOK UP 49,035,591 VICEROY SHARES
REPRESENTING 90.6% OF THE VICEROY SHARES OUTSTANDING

THE OFFER IS EXTENDED AND IS NOW OPEN FOR ACCEPTANCE
UNTIL 5:00 P.M. (TORONTO TIME) ON OCTOBER 27, 2006, UNLESS ACCELERATED,
FURTHER EXTENDED OR WITHDRAWN.

INTERMEDIARIES LIKELY HAVE ESTABLISHED TENDERING CUT-OFF TIMES THAT ARE
UP TO 48 HOURS PRIOR TO THE EXPIRY TIME. SHAREHOLDERS MUST INSTRUCT THEIR
BROKERS OR OTHER INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular (the "Original Circular") dated September 6, 2006 (which together constitute the "Offer and Circular") and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby.

Capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent"). Contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its office specified on the back page of this document. In addition, copies of this document and related materials may be found under the Viceroy profile at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders who have validly deposited and not withdrawn their Viceroy Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Offer and Circular (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Viceroy Shares and all other required documents, at the office of Kingsdale Shareholder Services Inc. (the "Depositary") in Toronto, Ontario in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Viceroy Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Viceroy Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the Notice of Guaranteed Delivery that accompanied the Offer and Circular (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Viceroy Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Viceroy Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Viceroy Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer Group, if any to accept the Offer.

The Dealer Manager for the Offer is:

National Bank Financial Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Shareholders in the United States should be aware that the disposition of Viceroy Shares and the acquisition of Yamana Shares by them as described in the Circular may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are residents in, or citizens of, the United States may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Viceroy and the above-mentioned persons are located outside the United States.

        Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Viceroy Shares or of Viceroy's related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO HOLDERS OF VICEROY OPTIONS AND VICEROY WARRANTS

        The Offer is made only for Viceroy Shares and is not made for any options, warrants or other rights to acquire Viceroy Shares. Any holder of options, warrants or other rights to acquire Viceroy Shares who wishes to accept the Offer should, to the extent permitted by their respective terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Viceroy Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holder of such options, warrants or other rights to acquire Viceroy Shares will have certificates representing the Viceroy Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        If any holder of Viceroy Options under the Viceroy Option Plan does not exercise such Viceroy Options prior to the Expiry Time, such Viceroy Options, subject to obtaining all necessary approvals, will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Viceroy Option, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Viceroy Option will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Option to become the registered holder of Viceroy Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants".

        If any holder of Viceroy Warrants does not exercise such Viceroy Warrants prior to the Expiry Time, such Viceroy Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Viceroy Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Viceroy Warrant will, on exercise thereof, acquire that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Viceroy Warrant to become the registered holder of Viceroy Shares prior to the Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Yamana's Plans for Viceroy — Treatment of Viceroy Options and Viceroy Warrants".

        The tax consequences to holders of Viceroy Options or Viceroy Warrants of exercising or not exercising their Viceroy Options or Viceroy Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Viceroy Options and Viceroy Warrants are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Viceroy Options or Viceroy Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information included in this Notice of Extension, including information relating to the acquisition of Viceroy, and the future financial or operating performance of the Offeror and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

        Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

        The Offeror cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror's estimated future results, performance or achievements expressed or implied by that forward-looking information and the forward-looking information are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

  (a)
  the Offeror may not acquire all of the outstanding shares of Viceroy under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and, if it does not acquire 100% of the Viceroy Shares, Yamana may become a significant shareholder of Viceroy but Viceroy would continue to be operated as an independent company and certain efficiencies may not be realized in such circumstances;

  (b)
  risks related to the Offeror's ability to generate material revenues or obtain adequate financing to fund the further exploration and development of its mineral properties, including the related shareholder dilution resulting from such financing;

  (c)
  risks related to current exploration activities at the mineral properties of the Offeror and of Viceroy and the uncertainty as to costs and timing of the development of new deposits that can be mined at a profit, including uncertainties relating to the geology, ore, grade, and recovery rates of such deposits;

  (d)
  risks related to possible delays in obtaining governmental approvals or in the completion of development or construction activities at its mineral properties;

  (e)
  risks pertaining to the fixed-price copper forward sales hedge program of the Offeror;

  (f)
  uncertainties related to title to the mineral properties of each of the Offeror and Viceroy;

  (g)
  risks related to joint venture operations;

  (h)
  risks related to governmental regulations and permitting requirements, including environmental regulations;

  (i)
  risks relating to exploration, mining and reclamation activities;

  (j)
  risks related to fluctuations in currency;

  (k)
  competition in the mining industry;

  (l)
  dependence on, and ability to attract and retain qualified management;

  (m)
  risks related to the failure of plant, equipment or processes to operate as anticipated;

  (n)
  conflicts of interest;

  (o)
  risks pertaining to fluctuations in metal and commodity prices;

  (p)
  risks related to the integration of any new acquisitions into the Offeror's existing operations;

  (q)
  the potential for accidents or labour disputes; and

  (r)
  the Offeror's ability to acquire additional commercially mineable mineral rights.

        These factors are discussed in greater detail in the Offeror's Renewal Annual Information Form dated March 20, 2006, which is incorporated by reference in the Offer and Circular.

        The following factors, among others, related to the business combination of Yamana and Viceroy could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking information: the Yamana Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Yamana and Viceroy may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Viceroy may not be fully realized by Yamana or not realized within the expected time frame. See Sections 3 and 5 of the Circular, "Background to the Offer" and "Purpose of the Offer and Yamana's Plans for Viceroy". These factors are not intended to represent a complete list of the factors that could affect Yamana and the combination of Yamana with Viceroy. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular.

        The Offeror's forward-looking information is based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable law. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking information.

REPORTING CURRENCIES

        Unless otherwise indicated, all references to "C$" or "dollars" in this Notice of Extension refer to Canadian dollars and all references to "US$" in this Notice of Extension refer to United States dollars.

October 14, 2006

NOTICE OF EXTENSION

TO: THE HOLDERS OF COMMON SHARES OF VICEROY

        This Notice of Extension amends and supplements the Original Offer and Original Circular dated September 6, 2006, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Viceroy Shares, including any Viceroy Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby), upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in Original Offer continue to be applicable in all respects.

1.     Extension of the Offer

        The Offeror has extended the expiry of the Original Offer from midnight (24h00) (Toronto time) on October 13, 2006 to 5:00 p.m. (Toronto time) on October 27, 2006. Accordingly, the definition of "Expiry Date" in the Circular is deleted in its entirety and replaced with the following:

    "Expiry Date" means October 27, 2006 or such later date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Viceroy Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extension, Variations and Changes to the Offer".

        All other references in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery to the expiry of the Offer on "October 13, 2006" are deleted and replaced with "October 27, 2006".

        The Offeror intends to acquire all of the outstanding Viceroy Shares not tendered to the Offer by the Expiry Time by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as described in Section 10 of the Circular, "Acquisition of Viceroy Shares Not Deposited".

2.     Recent Developments

        On September 6, 2006, the board of directors of Viceroy issued its directors' circular in connection with the Offer, and recommended that Shareholders accept the Offer and deposit their Viceroy Shares to the Offer.

        As of October 13, 2006, an aggregate of 49,035,591 Viceroy Shares, representing approximately 90.6% of Viceroy Shares outstanding, had been validly deposited under the Offer and not withdrawn. Yamana took up and accepted for payment all such shares. The terms and conditions of the Offer were complied with or waived prior to Yamana taking up Viceroy Shares under the Offer.

3.     Conditions of the Offer

        The conditions of the Offer have not changed other than with respect to the Expiry Date as provided herein. See Section 2 of the Offer, "Conditions of the Offer".

4.     Time for Acceptance

        The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on October 27, 2006 unless extended.

5.     Manner of Acceptance

        Viceroy Shares may be deposited to the Offer in accordance with the provisions of Section 5 of the Offer, "Manner of Acceptance".

6.     Take-Up and Payment for Deposited Viceroy Shares

        As of October 13, 2006, 49,035,591 Viceroy Shares, representing approximately 90.6% of the Viceroy Shares outstanding, had been validly deposited under the Offer and not withdrawn. On October 13, 2006, the Offeror took up and accepted for payment such Viceroy Shares. Yamana intends to issue Yamana common shares in payment for the tendered Viceroy Shares on October 18, 2006.

        Any Viceroy Shares validly deposited under the Offer, and not validly withdrawn, after the initial take-up of Viceroy Shares on October 13, 2006 but before the Expiry Time will be taken up and paid for within ten days of the deposit of such Viceroy Shares. See Section 2 of the Offer, "Conditions of the Offer".

7.     Right to Withdraw Deposited Viceroy Shares

        Viceroy Shareholders have the right to withdraw Viceroy Shares deposited pursuant to the Offer and not yet taken up by Yamana under the circumstances and in the manner described in Section 8 of the Offer, "Right to Withdraw Deposited Viceroy Shares". Shareholders will maintain their right to withdraw their Viceroy Shares at any time during the extended Offer period until the Viceroy Shares so deposited are taken up by the Offeror.

8.     Consequential Amendments to the Offer and Circular and Other Documents

        The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments to the Offer contained in this Notice of Extension.

9.     Directors Approval

        The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Yamana.

10.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of Viceroy with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Viceroy Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CERTIFICATE OF YAMANA GOLD INC.

        The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Quebec, the foregoing, together with the Offer and Circular dated September 6, 2006, do not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer or the securities to be distributed hereunder.

Dated: October 14, 2006.

(Signed) PETER MARRONE	(Signed) CHARLES MAIN
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer
On behalf of the board of directors
(Signed) VICTOR BRADLEY	(Signed) PATRICK MARS
Director	Director

The Depositary for the Offer is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:
1-866-301-3460

E-mail: contactus@kingsdaleshareholder.com

The Dealer Managers for the Offer are:

National Bank Financial Inc.
130 King Street West
Suite 3200
P.O. Box 21
Toronto, Ontario
M5X 1J9
Telephone: (416) 869-3707

The Information Agent for the Offer is:
 Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950,
Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:
1-866-301-3460

Any questions and requests for assistance may be directed by Shareholders to the Information Agent at the telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this Amendment No. 2 to Schedule 14D-1F:

Exhibit No.	Description
2.1	Renewal annual information form for the year ended December 31, 2005 dated March 20, 2006 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on March 31, 2006)
2.2	Audited consolidated balance sheets of the Registrant as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows of the Registrant for the year ended December 31, 2005, the ten-month period ended December 31, 2004 and the year ended February 29, 2004, including the auditors' report thereon (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.3	Unaudited consolidated financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.4	Management's discussion and analysis of operations and financial condition for the six months ended June 30, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
2.5	Management's discussion and analysis of operations and financial condition for the year ended December 31, 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
2.6	Business Acquisition Report, consisting of the management information circular of RNC Gold Inc. dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 1, 2006)
2.7	Unaudited consolidated financial statements of Desert Sun Mining Corp. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 8, 2006)
2.8	Business Acquisition Report, consisting of the management information circular of Desert Sun Mining Corp. dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.9	Audited consolidated financial statements of Desert Sun Mining Corp as at December 31, 2005 and December 31, 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.10	Management information circular of the Registrant dated as of March 20, 2006 relating to the annual and special meeting of shareholders held on May 2, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)

II-1

2.11	Material change report, dated February 28, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.12	The sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of Desert Sun Mining Corp. dated as of March 20, 2006 for the financial year ended December 31, 2005 (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
2.13	Material change report, dated April 10, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.14	Material change report, dated April 17, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.15	Material change report, dated April 20, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
2.16	Audited consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 (incorporated by reference from Viceroy Exploration Ltd.'s Annual Report on Form 40-F filed with the Commission on March 28, 2006)
2.17	Unaudited comparative interim consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 (incorporated by reference from Viceroy Exploration Ltd.'s Current Report on Form 6-K filed with the Commission on August 14, 2006), other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators

II-2

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

  (a)
  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  (b)
  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

  (c)
  The bidder further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process

  (a)
  The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: October 16, 2006	YAMANA GOLD INC.
	By:	/s/ PETER MARRONE
Peter Marrone President and Chief Executive Officer

IV-1

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF VICEROY OPTIONS AND VICEROY WARRANTS
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
REPORTING CURRENCIES
NOTICE OF EXTENSION
CERTIFICATE OF YAMANA GOLD INC.
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES